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                                                                 Exhibit 20.1
                                                                 PRESS RELEASE
     TAVA TECHNOLOGIES, INC. ANNOUNCES AGREEMENT WITH RIO TINTO

     Englewood, CO - July 23, 1998 - TAVA Technologies, Inc. (Nasdaq: TAVA) a leading provider of automation and information technology solutions to industry, today announced that its subsidiary, TAVA Y2kOne, Inc. has been selected by Rio Tinto plc to make available Year 2000 products and services to its global operations. Pursuant to a Master Consulting Agreement with Rio Tinto London Limited, TAVA will make Year 2000 products and services available at specified rates to the 36 business units of Rio Tinto, including properties they manage. Rio Tinto is a world leader in finding, mining and processing the earth's mineral resources, including copper, iron, aluminum, industrial minerals, energy minerals and gold.

Graham Otter, Head of Information Systems and Technology at Rio Tinto plc, said:
"Since 1996, Rio Tinto has been pursuing a strategy to ensure that all significant computer systems and computer controlled plant and equipment will be Year 2000 compliant. The Agreement with TAVA is an important part of our Year 2000 program. TAVA's products and services will complement our own work and will allow us to progress the area of process control compliance which is critical to our business."

John Jenkins, TAVA CEO said, "We are very pleased to be engaged by Rio Tinto. This Master Consulting Agreement follows on our engagement by Kennecott Minerals/Utah Copper, a Rio Tinto affiliate, which commenced in December 1997."

TAVA (www.tavatech.com) provides factory automation and control systems integration helping clients in the manufacturing process industries integrate their processes, applications, hardware and software into seamless manufacturing enterprises, featuring their Plant Y2K OneJ suite of products. Located in 14 regional offices throughout the U.S., TAVA has a staff of more than 480.

Contact:
For TAVA Technologies, Inc.:

Pacific Consulting Group, Inc.
Scott Liolios
(949) 574-3860